Exhibit 99.2

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.
Three months ended March 31, 2011
(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc.  (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Jennifer Dawson”
Patrick C. Evans	Jennifer Dawson
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
June 13, 2011

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Balance Sheets
In Canadian dollars
(Unaudited)

	March 31,	December 31,	January 1,
	2011	2010	2010
		(Note 14)	(Note 14)
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$1,805,403	$23,778,053	$208,559
Short-term investments (Note 5)	21,571,740	9,777,089	9,733,718
Marketable securities (Note 5)	34,041	23,062	13,431
Amounts receivable (Note 5)	171,426	499,192	269,979
Advances and prepaid expenses (Note 7)	10,090,130	134,174	39,173

	33,672,740	34,211,570	10,264,860

Property and equipment (Note 6)	41,754	42,753	44,100
Interest in Gahcho Kué Joint Venture (Note 7)	36,415,648	36,981,785	35,730,073

Total assets	$70,130,142	$71,236,108	$46,039,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,473,450	$4,760,390	$1,949,489

Decommissioning and restoration liability (Note 8)	5,719,708	5,704,096	8,187,088

Shareholders' equity:
Share capital (Note 9)	136,190,544	132,476,036	97,312,714
Value assigned to w arrants (Note 9)	929,510	1,545,926	1,870,564
Share-based payments reserve (Note 9)	1,179,527	1,026,302	1,238,302
Deficit	(76,392,006)	(74,295,072)	(64,527,923)
Accumulated other comprehensive income	29,409	18,430	8,799

Total shareholders' equity	61,936,984	60,771,622	35,902,456

Total liabilities and shareholders' equity	$70,130,142	$71,236,108	$46,039,033

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

Contingencies and commitments (Notes 7 and 10)
Subsequent events (Note 9 (iii) and (iv))

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Statements of Comprehensive Loss
In Canadian dollars
(Unaudited)

	Three months	Three months
	ended	ended
	March 31, 2011	March 31, 2010
		(Note 14)
Expenses:
Consulting fees (Note 9)	$(627,872)	$(112,691)
Depreciation	(2,205)	(2,205)
Exploration and evaluation expenses	(1,016,470)	(1,480,052)
Gahcho Kué Project management fee	(23,153)	(6,648)
Office and administration	(286,212)	(36,695)
Professional fees	(98,856)	(55,254)
Promotion and investor relations	(8,334)	(2,700)
Salary and benefits	(45,163)	-
Transfer agent and regulatory fees	(73,615)	(50,779)
Travel	-	(6,449)

Net loss for the period before the undernoted	(2,181,880)	(1,753,473)

Other expenses:
Interest expense on decommissioning and restoration liability	(15,612)	(30,887)
Other income:
Interest income	100,558	16,455

Net loss for the period	(2,096,934)	(1,767,905)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale
marketable securities	10,979	(3,576)
Comprehensive loss for the period	$(2,085,955)	$(1,771,481)

Basic and diluted loss per share	$(0.03)	$(0.03)

Weighted average number of shares outstanding	78,281,668	66,631,746

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Statements of Equity
In Canadian dollars
(Unaudited)

							Total accumulated
							other
			Share-based			Available-for-	comprehensive
			Payments		Retained	sale financial	income (loss)
	Capital Stock	Warrants	Reserve	Total Capital	Earnings (Deficit)	assets	("AOCI")	Total
Balance, January 1, 2010	$97,312,714	$1,870,564	$1,238,302	$100,421,580	$(64,527,923)	$8,799	$8,799	$35,902,456
Net loss for the period	-	-	-	-	(1,767,905)	-	-	(1,767,905)
	97,312,714	1,870,564	1,238,302	100,421,580	(66,295,828)	8,799	8,799	34,134,551
Other Comprehensive Income (loss):
Available-for-sale financial assets
- current year gains (losses)	-	-	-	-	-	(3,576)	(3,576)	(3,576)
Balance, March 31, 2010	97,312,714	1,870,564	1,238,302	100,421,580	(66,295,828)	5,223	5,223	34,130,975
Net loss for the period	-	-	-	-	(7,999,244)	-	-	(7,999,244)
Issuance of common shares - private placement	33,048,756	-	-	33,048,756	-	-	-	33,048,756
Issuance of common shares - exercise of warrants	1,251,928	-	-	1,251,928	-	-	-	1,251,928
Issuance of common shares - exercise of options	326,000	-	-	326,000	-	-	-	326,000
Fair value of warrants exercised transferred from Warrants	324,638	(324,638)	-	-	-	-	-	-
Fair value of options exercised transferred from Contributed Surplus	212,000	-	(212,000)	-	-	-	-	-
	132,476,036	1,545,926	1,026,302	135,048,264	(74,295,072)	5,223	5,223	60,758,415
Other Comprehensive Income (loss):
Available-for-sale financial assets
- current year gains (losses)	-	-	-	-	-	13,207	13,207	13,207
Balance, December 31, 2010	132,476,036	1,545,926	1,026,302	135,048,264	(74,295,072)	18,430	18,430	60,771,622
Net loss for the period	-	-	-	-	(2,096,934)	-	-	(2,096,934)
Issuance of common shares - exercise of warrants	2,289,032	-	-	2,289,032	-	-	-	2,289,032
Issuance of common shares - exercise of options	475,200	-	-	475,200	-	-	-	475,200
Fair value of warrants exercised transferred from Warrants	616,416	(616,416)	-	-	-	-	-	-
Fair value of options exercised transferred from Contributed Surplus	333,860	-	(333,860)	-	-	-	-	-
Fair value of options grant in period	-	-	487,085	487,085	-	-	-	487,085
	136,190,544	929,510	1,179,527	138,299,581	(76,392,006)	18,430	18,430	61,926,005
Other Comprehensive Income (loss):
Available-for-sale financial assets
- current year gains (losses)	-	-	-	-	-	10,979	10,979	10,979
Balance, March 31, 2011	$136,190,544	$929,510	$1,179,527	$138,299,581	$(76,392,006)	$29,409	$29,409	$61,936,984

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Statements of Cash Flows
In Canadian dollars
(Unaudited)

	Three months ended	Three months ended
	March 31, 2011	March 31, 2010
		(Note 14)
Cash provided by (used in):
Operating activities:
Net loss for the period	$(2,096,934)	$(1,767,905)
Adjustments:
Interest expense on decommissiong and restoration liability	15,612	30,887
Depreciation	2,205	2,205
Stock based compensation	487,085	-
Interest income	(100,558)	(16,455)

Changes in non cash operating working capital:
Amounts receivable	327,766	(118,340)
Advances and prepaid expenses	(9,955,956)	(29,494)
Accounts payable and accrued liabilities	(2,286,940)	804,179
	(13,607,720)	(1,094,923)
Investing activities:
Investment in Gahcho Kué Joint Venture	566,137	(1,183,402)
Interest income	100,558	16,455
Share of fixed assets of joint venture	(1,206)	-
(Investment in) redemption of short-term investments	(11,794,651)	2,213,116
	(11,129,162)	1,046,169
Financing activities:
Proceeds from option exercises	475,200	-
Proceeds from w arrant exercise	2,289,032	-
	2,764,232	-

Increase (decrease) in cash and cash equivalents	(21,972,650)	(48,754)
Cash and cash equivalents, beginning of period	23,778,053	208,559
Cash and cash equivalents, end of period	$1,805,403	$159,805

The notes to the consolidated interim financial statements are an integral part of these statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN
Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act.  The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006.  The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 401 Bay Street, Suite 2700, PO Box 152, Toronto, ON, Canada, M5H 2Y4. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange - Amex under the symbol ‘MDM’.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at March 31, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable.  The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.
Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2011 (including comparatives) were approved by the Board of Directors on June 13, 2011.

2.	BASIS OF PRESENTATION
These unaudited condensed interim financial statements of the Company, including its subsidiaries and joint venture, were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and with IFRS 1, First-time Adoption of IFRS. These unaudited condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time. The policies set out below were consistently applied to all the periods presented unless otherwise noted.

The Company's unaudited consolidated interim financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which differs in some areas from IFRS. Certain information and footnote disclosures which are considered material to the understanding of the Company’s unaudited condensed consolidated interim financial statements and which are normally included in annual financial statements prepared in accordance with IFRS are provided in these notes to the Company’s audited consolidated financial statements along with reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, operations, comprehensive income, the balance sheet and cash flows.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and other financial assets and financial liabilities at fair value, with the offsetting adjustment recorded through profit or loss.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

3.	SIGNIFICANT ACCOUNTING POLICIES
(i)	Basis of Preparation
The unaudited condensed consolidated interim financial statements are presented in accordance with IAS 1, Presentation of Financial Statements.

The Company has elected to present the ‘Statements of Comprehensive Loss’ as a single financial statement with its Statements of Income, titled ‘Condensed Consolidated Statements of Comprehensive Loss’.

The significant accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are set out below.

(ii)	Basis of consolidation
The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany amounts and transactions have been eliminated on consolidation.  The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 7).

Subsidiaries are entities controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the unaudited condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the Gahcho Kué joint venture is bound by a contractual arrangement establishing joint control over the joint venture through required unanimous consent of each of the joint venturers for strategic, financial and operating policies of the Gahcho Kué Joint Venture. The Company’s interest in the Gahcho Kué joint venture is managed through a jointly controlled unincorporated entity, known as the Gahcho Kué Joint Venture, in which each of the Company (including its wholly-owned subsidiary, Camphor Ventures Inc.), and its joint venture partner, De Beers Canada, have an interest. The Gahcho Kué Joint Venture management committee has two representatives of each of Mountain Province and De Beers Canada.  The joint venture partners have appointed De Beers Canada as the operator of the Gahcho Kué Joint Venture, which operates in similar way as other entities - controlling the assets of the venture, earning its own income and incurring liabilities and expenses. The Company’s interest in the Gahcho Kué Joint Venture is accounted for using proportionate consolidation.

(iii)	Foreign Currency
The Company’s presentation currency is the Canadian Dollar (“CAD”). The functional currency of the Company, its subsidiaries, and the Gahcho Kué Joint Venture is the Canadian Dollar.

In preparing the unaudited condensed consolidated interim financial statements, transactions in currencies other than the Company’s functional currency, known as foreign currencies, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Exchange differences are recognized in profit or loss in the period in which they arise and presented in unaudited condensed consolidated interim Statements of Comprehensive Loss within Office and administration.

During the period ended March 31, 2011, $258,699 of foreign exchange loss was recognized in Office and administrative costs, in the Company’s Statement of Comprehensive Loss ($257 - March 31, 2010).

(iv)	Interest income
Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(v)	Share-based payments
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 9 below.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments.  At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.  The Company’s equity-settled share-based payments vest immediately.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(vi)	Income Taxes and Deferred Taxes
The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the Statement of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Statement of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible. The Company’s liability or recovery for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences can be utilized, it provides a valuation allowance against the excess.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(vii)	Mineral properties and exploration and evaluation costs
Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:
•	gathering exploration data through topographical and geological studies;
•	exploratory drilling, trenching and sampling;
•	determining the volume and grade of the resource;
•	test work on geology, metallurgy, mining, geotechnical and environmental; and
•	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. Once the decision to develop the mine is made, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management’s assessment of legal, environmental, social and governmental factors.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value. Acquired capitalized exploration and evaluation costs consist of:
•	interest in exploration properties, and
•	costs paid for acquired rights associated with exploration properties.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

(viii)	Property and equipment
Property and equipment are recorded and measured at initial recognition at cost. Amortization is provided on items of property and equipment so as to write off their carrying value over their expected useful economic lives. Amortization is calculated once the asset is in use, and at the following rates:

Computer equipment	three years, straight-line
Production equipment	five years, straight-line
Vehicles	five years, straight-line

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated Statement of Comprehensive Loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

(ix)	Impairment of non-financial assets other than goodwill
The carrying value of the Company’s capitalized acquired mineral property is assessed for impairment when indicators of such impairment exist. Property and equipment is assessed for impairment at the end of each reporting period. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible.  If it is not possible to determine impairment on an individual asset basis, then impairment can be considered on the basis of a cash generating unit (“CGU”).  CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company’s other group of assets. The Company has determined that it operates one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the Statement of Comprehensive Loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the Statement of Comprehensive Loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill and indefinite life intangibles, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement. Impairment losses recognized in relation to goodwill or indefinite life intangibles are not reversed for subsequent increases in its recoverable amount.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

(x)	Financial instruments
Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

•
Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statement of Comprehensive Loss.

•
Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income (“OCI”) in the Statement of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statement of Comprehensive Loss.

•	Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

•	Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Fair Value through Profit and Loss	Amortized cost
Short-term investments	Fair Value through Profit and Loss	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-Sale	Fair Value
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

The Company’s cash and cash equivalents consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets during the three months ended March 31, 2011, the year ended December 31, 2010, or the three months ended March 31, 2010.

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the income statement.

The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The fair values of the Company's cash and cash equivalents, short-term investments, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

(xi)	Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. The Company does not have any provisions as of the date of this report other than the provision for decommissioning and restoration associated with the Gahcho Kué Joint Venture.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the income statement as a finance cost called “interest expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the income statement.

The Company has recognized $5,719,708 of decommissioning and restoration liability at March 31, 2011 ($5,704,096 at December 31, 2010, and $8,817,088 at January 1, 2010).

(xii)	Loss per share
Basic earnings per share is calculated by dividing earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and warrants. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options and warrants with exercise prices below the average market price for the year.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Shares issuable on exercise of stock options and warrants totaling 2,662,585 on March 31, 2011 (3,743,501 on December 31, 2010, 4,451,635 in March 31, 2010 and 4,451,635 in January 1, 2010) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Amendments to IFRS 7 Disclosures - Transfers of Financial Assets (effective from July 2, 2011)
The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for:
•	financial assets that are not derecognized in their entirety; and
•	financial assets that are derecognized in their entirety but for which the entity retains continuing involvement

The Company’s preliminary assessment indicates that this amendment will not have a material impact on its financial statements.

IFRS 9 Financial Instruments (effective from January 1, 2013)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed.

The Company has yet to assess the impact that this amendment is likely to have on its financial statements. However, the Company does not expect to implement the amendments until all chapters of IFRS 9 have been published and the Company can comprehensively assess the impact of all changes.

IFRS 11 Joint Arrangements (effective from January 1, 2013)
IFRS 11 replaces IFRS 31 Joint Ventures.  It requires that all jointly controlled entities be accounted for using the equity method of accounting.  IFRS 31 allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, or the equity method of accounting.  The Company uses proportionate consolidation for its interest in the Gahcho Kué Joint Venture.  The Company is evaluating the impact that IFRS 11 will have on its consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these unaudited condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.   These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of capitalized acquired exploration and evaluation associated with the Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, estimated useful lives and residual value of property, plant and equipment, provisions and contingent liabilities, decommissioning and restoration provisions, accrued liabilities, the assumptions used in determining the fair value of stock options and warrants, and the calculations of current and future income tax assets and liabilities and their reversals, as applicable. Actual results could materially differ from these estimates.

Critical accounting judgments
The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

5.	FINANCIAL INSTRUMENTS

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement, and the bases for recognition of income and expenses) for each class of financial asset, and financial liability are disclosed in Note 3 (x).

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at March 31, 2011, December 31, 2010 and January 1, 2010 measured at fair value marketable securities which are classified as Level 1.

The quoted market value of marketable securities at March 31, 2011, December 31, 2010 and January 1, 2010 was $34,041, $23,062 and $13,431, respectively.  The original cost of these marketable securities at March 31, 2011, December 31, 2010 and January 1, 2010 was $4,632 for all periods.

The short-term investments at March 31, 2011, December 31, 2010 and January 1, 2010 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution.  The short-term investments at March 31, 2011 were purchased with original maturities between May 2011 and March 2012.  Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investments.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

	March 31,	December 31,	January 1,
	2011	2010	2010
Financial assets
Financial assets at fair value through profit or loss
Fair Value Through Profit or Loss
Cash and cash equivalents	$1,805,403	$23,778,053	$208,559
Short-term investments	21,571,740	9,777,089	9,733,718

Loans and receivables
Amounts receivable	171,426	499,192	269,979

Available-for-Sale
Marketable securities	34,041	23,062	13,431

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(2,473,450)	(4,760,390)	(1,949,489)
	$21,109,160	$29,317,006	$8,276,198

The Company’s interest income on short-term investment carried at amortized cost is presented on the Statement of Comprehensive Loss in the Interest income line.

The Company had no transactions with marketable securities classified as available-for-sale during the periods ended March 31, 2011, December 31, 2010, and March 31, 2010.
Financial Instruments Risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.
Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk for its amounts receivable is summarized as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
0-30 days	$78,946	$131,903	$269,979
30 to 90 days	-	126,048	-
More than 90 days	92,480	241,241	-
Total	$171,426	$499,192	$269,979

On March 31, 2011, and December 31, 2010, the Company does not have any allowance for doubtful accounts.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

All of the Company’s cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investments are cashable in whole or in part, generally with interest, at any time to maturity.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable.  The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $84,500.

The Company’s current policy is to invest excess cash in guaranteed investment certificate.  It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company’s financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other operating lease commitments.

Market risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market prices. They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632.  The Company’s exposure to market risk is not considered to be material.

Foreign currency sensitivity

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash.  A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $55,500 decrease or increase, respectively, in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar as almost all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest rate sensitivity

The Company has no significant exposure at March 31, 2011, December 31, 2010 and March 31, 2010 to interest rate risk through its financial instruments.  The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term.  The Company has no interest-bearing debt.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

6.	PROPERTY AND EQUIPMENT

The Company’s property and equipment for the periods ended March 31, 2011, December 31, 2010, and January 1, 2010 are as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Computer equipment
Opening balance	$-	$-	$-
Additions	1,206	-	-
Balance end of period	1,206	-	-

Production equipment
Opening balance	7,473	-	-
Additions	-	7,473	-
Balance end of period	7,473	7,473	-

Vehicles
Opening balance	35,280	44,100	44,100
Amortization	(2,205)	(8,820)	-
Balance end of period	33,075	35,280	44,100

Total
Opening balance	42,753	44,100	44,100
Additions	1,206	7,473	-
Amortization	(2,205)	(8,820)	-
Balance end of period	$41,754	$42,753	$44,100

7.	INTEREST IN GAHCHO KUE JOINT VENTURE

The Company holds a 49% interest in the Gahcho Kué Joint Venture located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest.  The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).  The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 - Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture in accordance with IAS 31 - Interests in Joint Ventures.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:
(a)
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•
$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; expensed and included in the opening deficit at January 1, 2010);

•	Up to $5,100,000 in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,366,362 to March 31, 2011, included in “Interest in Gahcho Kué Joint Venture”);
•
$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011 pending Gahcho Kué Joint Venture Management Committee’s approval for the necessary development work - included in Advances and Prepaid Expenses);

•	$10,000,000 following the issuance of the construction and operating permits;
•	$10,000,000 following the commencement of commercial production; and
•	The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.  As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

During the Company’s fiscal year ended March 31, 2008, the Company acquired Camphor Ventures Inc., whose principal asset was its 4.9% interest in the Gahcho Kué Joint Venture, which resulted in the Company’s 49% interest in the Gahcho Kué Joint Venture.  The Company has recorded the cost of this purchase as “Interest in Gahcho Kué Joint Venture” on its balance sheet at the net purchase price of $26,268,792.

The continuity of the Interest in Gahcho Kué Joint Venture is as follows:

Balance, January 1, 2010	$35,730,073
Amounts capitalized for sunk cost repayments in fiscal year	2,837,596
Change in proportionate share of net liabilities	1,022,371
Change in expected decommissioning and restoration liability	(2,608,255)
Balance, December 31, 2010	$36,981,785
Change in proportionate share of net liabilities	(804,066)
Amounts capitalized for sunk cost repayments in the period	237,929
Balance, March 31, 2011	$36,415,648

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the three months ended March 31, 2011 and 2010:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
Results of Operations
Revenue	$-	$-
Expenses	1,040,143	1,521,056
Proportionate share of net loss	$1,040,143	$1,521,056

Cash Flows
Operating activities	$(1,826,392)	$(1,493,044)
Financing activities	1,827,598	1,493,044
Investing activities	(1,206)	-
Proportionate share of change in cash and cash equivalents	$-	$-

	As at	As at
	March 31, 2011	December 31, 2010
Financial Position
Current assets	$99,126	$136,442
Non-current assets	5,546,502	5,547,501
Current liabilities	(366,051)	(1,207,433)
Non-current liabilities	(5,719,708)	(5,704,096)
Proportionate share of net assets	$(440,131)	$(1,227,586)

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The fair value of the Gahcho Kué Joint Venture decommissioning and restoration liability was calculated using the following assumptions as at March 31, 2011:

Expected discounted cash flows	$13,616,550
Inflation	0%
Discount rate, including inflation	1.11%
Periods	between 2013 and 2027
With probabilities between	10% and 70%

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The balance of the decommissioning and restoration liability at March 31, 2011 is follows:

	Three months ended	Year ended	At
	March 31,	December 31,	January 1,
	2011	2010	2010
Balance, beginning of period	$5,704,096	$8,187,088	$8,187,088
Change in estimate of discounted cash flow s for the year	-	(2,608,255)	-
Accretion recorded during the period	15,612	125,263	-
Balance, end of period	$5,719,708	$5,704,096	$8,187,088

9.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital and share-based payments reserve

The number of shares issued and fully paid as at March 31, 2011 is 78,646,973.  There are no shares issued but not fully paid.

The total capital consists of the following:

	Number of			Share-based
	Common	Share	Value assigned	Payments	Total
	Shares	Capital	to warrants	Reserve	Capital
Units outstanding at January 1, 2010
and March 31, 2010	66,631,746	$97,312,714	$1,870,564	$1,238,302	$100,421,580
Issuance of common shares	10,076,177	33,048,756	-	-	33,048,756
Issuance of common shares - exercise of warrants	558,134	1,251,928	-	-	1,251,928
Issuance of common shares - exercise of stock options	150,000	326,000	-	-	326,000
Exercise of stock options	-	212,000	-	212,000	-
Exercise of warrants	-	324,638	324,638	-	-
Units outstanding at December 31, 2010	77,416,057	132,476,036	1,545,926	1,026,302	135,048,264
Issuance of common shares - exercise of warrants	1,110,916	2,289,032	-	-	2,289,032
Issuance of common shares - exercise of stock options	120,000	475,200	-	-	475,200
Exercise of stock options	-	333,860	-	333,860	-
Exercise of warrants	-	616,416	616,416	-	-
Fair value of options granted in period	-	-	-	487,085	487,085
Units outstanding at March 31, 2011	78,646,973	$136,190,544	$929,510	$1,179,527	$138,299,581

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972, and on November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000.   Net proceeds totaled $33,048,756.

iii.	Stock Options

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at March 31, 2011, there were 5,195,139 shares available to be issued under the Plan. All stock options are settled by issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	March 31,		December 31,
	2011		2010

		Weighted average		Weighted average
	Number of units	exercise price	Number of units	exercise price
Balance at beginning of period	1,084,635	$1.69	1,234,635	$1.75
Granted during the period	150,000	6.13	-	-
Exercised during the period	(120,000)	3.96	(150,000)	2.17
Balance at end of period	1,114,635	$2.04	1,084,635	$1.69

Units exercisable at the end of the period	1,114,635		1,084,635

The fair value of the 150,000 stock options granted in the period has been estimated on the date of the grant using the Black-Scholes option pricing model.  The assumptions are presented below.  Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (five years).  There were no stock options granted in the year ended December 31, 2010 or the three months ended March 31, 2010.

Weighted average share price	$3.25
Exercise price	$6.13
Expected volatility	60.22%
Expected option life	5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.46%

The following table summarizes share units outstanding at the end of periods presented:

	March 31,		December 31,
	2011		2010
		Weighted		Weighted
	Range of	average	Range of	average
	exercise	remaining	exercise	remaining
	prices	contractual life	prices	contractual life

Units outstanding at the end of the period:	$1.26 - $6.13	3.15 years	$1.26 - $4.50	2.75 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at March 31, 2011, December 31, 2010, and as at January 1, 2010.

At March 31, 2011
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$424,037	664,635	1.58 years	$1.26
August 25, 2014	268,405	300,000	0.92 years	1.72
January 9, 2016	487,085	150,000	0.65 years	6.13
	$1,179,527	1,114,635	3.15 years

At December 31, 2010
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
January 30, 2011	$321,100	100,000	0.01 years	$4.50
November 23, 2013	436,797	684,635	1.83 years	1.26
August 25, 2014	268,405	300,000	1.01 years	1.72
	$1,026,302	1,084,635	2.85 years

At January 1, 2010
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 1, 2010	$180,100	100,000	0.07 years	$2.63
January 30, 2011	321,100	100,000	0.09 years	4.50
November 23, 2013	468,697	734,635	2.32 years	1.26
August 25, 2014	268,405	300,000	1.13 years	1.72
	$1,238,302	1,234,635	3.61 years

The share-based payments recognized as an expense for each period are:

	Three months	Three months
	ended	ended	As at
	March 31,	March 31,	December 31,
	2011	2010	2010
Expense recognized in the period for share-based payments	$487,085	$ Nil	$ Nil

The share-based payments amount of $487,085 for the three months ended March 31, 2011 is recorded in Consulting fees.

Subsequent to the end of the period, 100,635 stock options were exercised for gross proceeds of $126,800.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

iv.	Warrants

The following is a summary of warrants outstanding at March 31, 2011, December 31, 2010, and January 1, 2010.

	Number of	Exercise
Date of Issue	Warrants	Price	Expiry Date

August 4, 2009	1,500,000	$2.00	February 4, 2011
December 8, 2009	1,717,000	$3.20	June 8, 2011
Warrants outstanding January 1, 2010	3,217,000

August 4, 2009	1,054,916	$2.00	February 4, 2011
December 8, 2009	1,603,950	$3.20	June 8, 2011
Warrants outstanding December 31, 2010	2,658,866

December 8, 2009	1,547,950	$3.20	June 8, 2011
Warrants outstanding March 31, 2011	1,547,950

Subsequent to the end of the period, 1,547,950 warrants were exercised before expiry for gross proceeds of $4,953,440.

v.	Shareholder Rights Plan

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the “Rights Plan”), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010.  The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

10.	LEASES

The total future minimum lease payments for office space under non-cancellable operating leases are as follows:
		January 1, 2012
		through
	Remaining	December 31,
	2011	2015	Thereafter	Total
Future minimum lease payments	$34,291	$-	$-	$34,291

11.	RELATED PARTIES

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The Company had the following transactions and balances with key management personnel.  There were no transactions with the Gahcho Kué Joint Venture.
	March 31,	December 31,
	2011	2010
The total of the transactions:
Revenue earned	$-	$-
Other transactions	670,425	716,978
The amount of outstanding balances:
Receivable	-	-
Payable	122,500	186,619
Provisions for doubtful debts	-	-
Expense recognized for bad or doubtful debts	-	-

The remuneration of directors and other members of key management personnel for the three months ended March 31, 2011 and the year ended December 31, 2010 were as follows:

	March 31,	December 31,
	2011	2010
Salary, bonus and other short-term employee benefits	$183,375	$716,978
Share-based payments	487,050	-
	$670,425	$716,978

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

12.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, contributed surplus, options and warrants. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, Gahcho Kué, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities.  In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s capital for the reporting periods is summarized as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Share capital	$136,190,544	$132,476,036	$97,312,714
Value assigned to warrants	929,510	1,545,926	1,870,564
Share-based payments reserve	1,179,527	1,026,302	1,238,302
Deficit	(76,392,006)	(74,295,072)	(64,527,923)
	$61,907,575	$60,753,192	$35,893,657

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

There were no changes in the Company’s approach to capital management during the period ended March 31, 2011.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

13.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

14.	TRANSITION TO IFRS

The Company’s audited consolidated annual financial statements for the year ending December 31, 2011 will be the first annual financial statements that are prepared in accordance with IFRS, and these unaudited condensed consolidated interim financial statements were prepared as described in Note 2, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company will make this statement when it issues its audited consolidated annual financial statements for the year ending December 31, 2011.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which, for the Company, will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters.

Initial elections upon adoption
Set forth below are the IFRS 1 applicable exemptions and elections applied in the Company’s conversion from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS.

(i)	IFRS Optional Exemptions from other IFRSs

Share-based payments

IFRS 2, Share-based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. The Company has taken the exemption provided under IFRS 1 and is not applying IFRS 2 to any options fully vested at the Transition Date.

Decommission and restoration liability exemption
The Company has included on its balance sheet a decommissioning and restoration liability as a result of proportionately consolidating the Gahcho Kué Joint Venture effective July 4, 2009.  Under IFRS 1, a first-time adopter need not comply with specific requirements for changes in liabilities that occurred before the date of transition to IFRS as identified under IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company has taken the exemption, and as a result, it has measured the liability as at the date of transition to IFRSs in accordance with IAS 37, and estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using the Company’s best estimate of the historical risk-adjusted discount rate that would have been applied for that liability over the intervening period.

Property and Equipment
The Company will apply IAS 16 to all fixed asset with retrospective application, and will carry all fixed assets at historic cost.  The Company has elected not to take the exemption of using fair value as the deemed cost at the Transition Date.

Financial instruments
Under IFRS 1, an optional exemption exists relating to designation of previously recognized financial instruments, which allows financial instruments to be redesignated at the date of transition as either available-for-sale, or as at fair value through profit and loss (“FVTPL”). The Company has taken the exemption but the redesignation has no impact because the Company will retain its applicable marketable securities as “available-for-sale” at the Transition Date.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Borrowing Costs
The Company has elected to take an election to apply a transitional provision available for borrowing costs and therefore IAS 23, Borrowing Costs will be applied from January 1, 2010.

Assets and liabilities in separate and consolidated financial statements
The Company’s subsidiaries have adopted IFRS at the same time as the parent.  The Gahcho Kué Joint Venture has reported under IFRS from inception.  The Company’s consolidated financial statements measure its proportionate share of the assets and the liabilities of the Gahcho Kué Joint Venture at the same carrying values as in the financial statements of the Gahcho Kué Joint Venture.

(ii)	IFRS Mandatory Exemption

Estimates
Hindsight cannot be used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.
Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income or loss and cash flows at certain periods.  The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company.  These differences result in the adjustments in the tables below:

Reconciliation of equity
			As at
		December 31,	March 31,	January 1,
Reconciliation of Equity	Note	2010	2010	2010
Shareholder’s Equity under Canadian GAAP:		$105,164,029	$71,253,327	$71,516,301
Exploration and evaluation costs expensed	1	(42,740,884)	(36,255,228)	(34,775,176)
Reversal of future income tax recoveries	2	(1,453,393)	(1,048,173)	(954,648)
Adjustment of decommissioning and restoration liability	3	388,818	183,254	115,979
Depreciation expensed	4	(8,820)	(2,205)	-
Reversal of tax benefit of financing costs	5	(578,128)	-	-
Total Equity under IFRS		$60,771,622	$34,130,975	$35,902,456

Reconciliation of comprehensive loss
		For the year	For the three
		ended	months ended
		December 31,	March 31,
Reconciliation of comprehensive loss		2010	2010
Comprehensive loss under Canadian GAAP		$(1,557,084)	$(262,974)
Exploration and evaluation costs expensed	1	(7,965,708)	(1,480,052)
Reversal of future income tax recoveries	2	(498,745)	(93,525)
Adjustment of decommissioning and restoration liability	3	272,839	67,275
Depreciation expensed	4	(8,820)	(2,205)
Comprehensive loss under IFRS		$(9,757,518)	$(1,771,481)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Reconciliation of cash flows
		For the year	For the three
		ended	months ended
		December 31,	March 31,
Reconciliation of cash flows from operating activities	Note	2010	2010
Cash used in operating activities, Canadian GAAP		$(988,249)	$(763,221)
Exploration and evaluation costs expensed	1	(7,965,708)	(1,480,052)
Classification of interest income as investing activity	6	(122,590)	(16,455)
Elimination of exploration and evaluation amounts included in working capital	1	1,807,578	1,164,805
Cash used in operating activities, IFRS		$(7,268,969)	$(1,094,923)

		For the year	For the three
		ended	months ended
		December 31,	March 31,
Reconciliation of cash flows from investing activities	Note	2010	2010
Cash used in investing activities, Canadian GAAP		$(10,068,941)	$714,467
Exploration and evaluation costs expensed	1	7,965,708	1,480,052
Classification of interest income as investing activity	6	122,590	16,455
Elimination of exploration and evaluation amounts included in working capital	1	(1,807,578)	(1,164,805)
Cash used in investing activities, IFRS		$(3,788,221)	$1,046,169

Changes in accounting policies
In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company.

1.	Exploration and evaluation

Under IFRS, the Company’s policy is to expense exploration and evaluation costs as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. As well, the Company capitalizes acquired evaluation and exploration costs.  It also capitalizes the historic agreed sunk cost repayments as they become due (see Note 7).

Upon conversion of the mineral resources to mineral reserves, and a decision to develop the project, any capitalized exploration and evaluation costs are transferred to capitalized development costs within property, plant and equipment, and/or intangible assets as appropriate.

Under Canadian GAAP, the Company’s exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were capitalized as exploration and evaluation assets. Under Canadian GAAP, acquired exploration and evaluation assets capitalized included a gross-up for future income taxes payable.

On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in a reduction of assets (excluding reversal of the future income tax liability inclusion of $6,131,529), and an increase in the opening deficit of $34,775,176.

Cash used in operating activities is increased as a result of expensing exploration and evaluation under IFRS, while cash used in investing activities is decreased by the same amount since exploration and evaluation was capitalized under Canadian GAAP and considered an investing activity.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

2.	Income Taxes

Under IFRS, there is no gross-up on acquired exploration and evaluation assets for their associated future income tax liability.  On transition, the change in accounting policy resulted in a reduction of assets of $6,131,529 (as above), and a corresponding reduction in future income tax liability of $6,131,529.  Future income tax recoveries recorded prior to the Transition Date in the amount of $954,648 were reversed from their impacts on the Company’s future income tax liability under Canadian GAAP, and their resulting increase in the Company’s deficit.

There is no impact on cash flows as a result of this adjustment since future income tax recoveries and liabilities under Canadian GAAP or IFRS are not cash-related.

3.	Changes in existing decommissioning and restoration liability

The decommissioning and restoration liability was calculated as at the Transition Date, and revalued as at December 31, 2010 for changes in undiscounted, uninflated cash flows, and other assumptions.

Under IAS 37, the estimated cash flows related to the decommissioning and restoration liability have been risk adjusted, therefore, the provision has been discounted at a risk-free rate of 1.53% based on Bank of Canada real return bond rates at the Transition Date.

This resulted in a $3,083,213 increase to the decommissioning liability with a corresponding increase to the Company’s Interest in Gahcho Kué Joint Venture as at the Transition Date.

There is no impact on cash flows as a result of this adjustment since the decommissioning and restoration liability, and the interest expense recorded relating to the decommissioning and restoration liability are not cash-related under either Canadian GAAP or IFRS.

4.	Depreciation expense

Under Canadian GAAP, the depreciation associated with the Company’s proportionate share of fixed assets was capitalized to the Company’s Interest in Gahcho Kué Joint Venture. Under IFRS, the depreciation is expensed.

There is no impact on the Company’s deficit at the Transition Date since the related fixed assets were not yet depreciated.  For the year ended December 31, 2010, there was a resulting increase in the deficit of $8,820.

There is no impact on cash flows as a result of this adjustment since depreciation is not cash-related under Canadian GAAP or IFRS.

5.	Reversal of tax benefit of financing costs

Under Canadian GAAP, a tax benefit associated with costs of financings was recorded.  Under IFRS, with no deferred tax asset recorded in the Company, the tax benefit is reversed.  This resulted in an increase to Share Capital in the year ended December 31, 2010 of $578,128.  There is no impact at the Transition Date.

There is no impact on cash flows as a result of this adjustment since tax benefits under Canadian GAAP or IFRS are not cash-related.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

6.	Presentation Reclassifications

Under IFRS, the Company has included interest expense relating to its decommissioning and restoration liability as other expenses.  As well, under IFRS, for cash flow purposes, the Company considers interest income received on investments of its excess cash to be investing activities for cash flow purposes.   Under Canadian GAAP, the interest income received was recorded as an operating activity.

Reconciliations of Statements of Comprehensive Loss from Canadian GAAP to IFRS

The following is a reconciliation of unaudited condensed consolidated interim Statement of Comprehensive Loss as of December 31, 2010 from Canadian GAAP to IFRS:

	Canadian GAAP	IFRS	IFRS
	Year ended	Adjustments	Year ended
	December 31, 2010		December 31, 2010
Expenses:
Consulting fees	(721,987)		(721,987)
Depreciation	-	(8,820)	(8,820)
Exploration and evaluation expenses	-	(7,965,708)	(7,965,708)
Gahcho Kué Project management fee	(162,613)		(162,613)
Office and administration	(200,274)		(200,274)
Professional fees	(340,051)		(340,051)
Promotion and investor relations	(78,499)		(78,499)
Salary and benefits	(45,162)		(45,162)
Transfer agent and regulatory fees	(124,255)		(124,255)
Travel	(117,107)		(117,107)

Net loss for the period before the undernoted	(1,789,948)	(7,974,528)	(9,764,476)

Other expenses:
Interest expense on decommissioning and restoration liability	(398,102)	272,839	(125,263)
Other income:
Interest income	122,590		122,590

Net loss for the period before tax recovery	(2,065,460)	(7,701,689)	(9,767,149)

Future income tax recovery	498,745	(498,745)	-

Net loss after tax for the period	(1,566,715)	(8,200,434)	(9,767,149)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	9,631		9,631
Comprehensive loss for the period	(1,557,084)	(8,200,434)	(9,757,518)

Basic and diluted loss per share	$(0.02)		$(0.14)

Weighted average number of shares outstanding	70,833,448		70,833,448

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The following is a reconciliation of the unaudited condensed consolidated interim Statement of Comprehensive Loss for the three months ended March 31, 2010:

	Canadian GAAP	IFRS	IFRS
	Three months ended	Adjustments	Three months ended
	March 31, 2010		March 31, 2010
Expenses:
Consulting fees	(112,691)		(112,691)
Depreciation	-	(2,205)	(2,205)
Exploration and evaluation expenses	-	(1,480,052)	(1,480,052)
Gahcho Kué Project management fee	(6,648)		(6,648)
Office and administration	(36,695)		(36,695)
Professional fees	(55,254)		(55,254)
Promotion and investor relations	(2,700)		(2,700)
Salary and benefits	-		-
Transfer agent and regulatory fees	(50,779)		(50,779)
Travel	(6,449)		(6,449)

Net loss for the period before the undernoted	(271,216)	(1,482,257)	(1,753,473)

Other expenses:
Interest expense on decommissioning and restoration liability	(98,162)	67,275	(30,887)
Other income:
Interest income	16,455		16,455

Net loss for the period before tax recovery	(352,923)	(1,414,982)	(1,767,905)

Future income tax recovery	93,525	(93,525)	-

Net loss after tax for the period	(259,398)	(1,508,507)	(1,767,905)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(3,576)		(3,576)
Comprehensive loss for the period	(262,974)	(1,508,507)	(1,771,481)

Basic and diluted loss per share	$-		$(0.03)

Weighted average number of shares outstanding	66,631,746		66,631,746

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

Reconciliations of Balance Sheets from Canadian GAAP to IFRS

The following is a reconciliation of the unaudited condensed consolidated interim Balance Sheet as of December 31, 2010:

		IFRS	IFRS
	Canadian GAAP	Adjustments	Adjustments	IFRS
	December 31, 2010	On transition	All quarters 2010	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$23,778,053			$23,778,053
Short-term investments	9,777,089			9,777,089
Marketable securities	23,062			23,062
Amounts receivable	499,192			499,192
Advances and prepaid expenses	134,174			134,174

	34,211,570			34,211,570

Property and equipment	42,753			42,753
Interest in Gahcho Kué Joint Venture	83,051,319	(37,707,513)	(8,362,021)	36,981,785

Total assets	$117,305,642	$(37,707,513)	$(8,362,021)	$71,236,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,760,390			$4,760,390

Future income tax liabilities	4,100,008	(5,176,881)	1,076,873	-

Decommissioning and restoration liability	3,281,215	3,083,213	(660,332)	5,704,096

Shareholders' equity:
Share capital	133,054,164		(578,128)	132,476,036
Value assigned to warrants	1,545,926			1,545,926
Share-based payments reserve	1,026,302			1,026,302
Deficit	(30,480,793)	(35,613,845)	(8,200,434)	(74,295,072)
Accumulated other comprehensive income	18,430			18,430

Total shareholders' equity	105,164,029	(35,613,845)	(8,778,562)	60,771,622

Total liabilities and shareholders' equity	$117,305,642	$(37,707,513)	$(8,362,021)	$71,236,108

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The following is a reconciliation of the unaudited condensed consolidated interim Balance Sheet as of March 31, 2010:

	March 31, 2010	On transition	Q1 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$159,805	$-		$159,805
Short-term investments	7,520,602	-		7,520,602
Marketable securities	9,855	-		9,855
Amounts receivable	388,319	-		388,319
Advances and prepaid expenses	68,667	-		68,667

	8,147,248	-	-	8,147,248

Property and equipment	41,895	-		41,895
Interest in Gahcho Kué Joint Venture	76,103,245	(37,707,513)	(1,482,257)	36,913,475

Total assets	$84,292,388	$(37,707,513)	$(1,482,257)	$45,102,618

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,753,668			$2,753,668

Future income tax liabilities	5,083,356	(5,176,881)	93,525	-

Decommissioning and restoration liability	5,202,037	3,083,213	(67,275)	8,217,975

Shareholders' equity:
Share capital	97,312,714			97,312,714
Value assigned to warrants	1,870,564			1,870,564
Share-based payments reserve	1,238,302			1,238,302
Deficit	(29,173,476)	(35,613,845)	(1,508,507)	(66,295,828)
Accumulated other comprehensive income	5,223			5,223

Total shareholders' equity	71,253,327	(35,613,845)	(1,508,507)	34,130,975

Total liabilities and shareholders' equity	$84,292,388	$(37,707,513)	$(1,482,257)	$45,102,618

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2011
In Canadian Dollars
(Unaudited)

The following is a reconciliation of the unaudited condensed consolidated interim Balance Sheet as of January 1, 2010:

	Canadian GAAP	IFRS	IFRS
	December 31, 2009	Adjustments	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents	$208,559		$208,559
Short-term investments	9,733,718		9,733,718
Marketable securities	13,431		13,431
Amounts receivable	269,979		269,979
Advances and prepaid expenses	39,173		39,173

	10,264,860	-	10,264,860

Property and equipment	44,100		44,100
Interest in Gahcho Kué Joint Venture	73,437,586	(37,707,513)	35,730,073

Total assets	$83,746,546	$(37,707,513)	$46,039,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,949,489		$1,949,489

Future income tax liabilities	5,176,881	(5,176,881)	-

Decommissioning and restoration liability	5,103,875	3,083,213	8,187,088

Shareholders' equity:
Share capital	97,312,714		97,312,714
Value assigned to warrants	1,870,564		1,870,564
Share-based payments reserve	1,238,302		1,238,302
Deficit	(28,914,078)	(35,613,845)	(64,527,923)
Accumulated other comprehensive income	8,799		8,799

Total shareholders' equity	71,516,301	(35,613,845)	35,902,456

Total liabilities and shareholders' equity	$83,746,546	$(37,707,513)	$46,039,033